Exhibit 99.3

Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Bryan K. Davis
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2008
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of income, changes in common equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 7, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties’ internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as at December 31, 2007, Brookfield Properties’ internal control over financial reporting is effective.
Brookfield Properties’ internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties’ Consolidated Financial Statements for the year ended December 31, 2007, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Bryan K. Davis
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2008

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the internal control over financial reporting of Brookfield Properties Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 7, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2007	2006

Assets
Commercial properties	5	$15,889	$15,287
Commercial developments	6	1,172	735
Residential developments	7	1,228	706
Receivables and other	8	1,056	974
Intangible assets	9	759	853
Restricted cash and deposits	10	151	507
Cash and cash equivalents	27	214	188
Assets related to discontinued operations	11	4	64

		$20,473	$19,314

Liabilities
Commercial property debt	12	$12,125	$11,185
Accounts payable and other liabilities	13	1,357	923
Intangible liabilities	14	834	919
Future income tax liabilities	15	600	584
Liabilities related to discontinued operations	11	3	36
Capital securities – corporate	16	1,053	1,093
Capital securities – fund subsidiaries	17	762	810
Non-controlling interests – fund subsidiaries	17	193	259
Non-controlling interests – other subsidiaries	19	86	67
Preferred equity – subsidiaries	20	382	326
Shareholders’ equity
Preferred equity – corporate	21	45	45
Common equity	22	3,033	3,067

		$20,473	$19,314

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2007	2006

Total revenue	24	$2,912	$1,911

Net operating income
Commercial property operations	24	$1,302	$836
Residential development operations	24	237	144
Interest and other		44	44

		1,583	1,024

Expenses
Interest
Commercial property debt		697	422
Capital securities – corporate	16	61	59
Capital securities – fund subsidiaries	17	(27)	(12)
General and administrative		103	67
Transaction costs
Debt defeasance	12	27	—
Other	18	17	15
Non-controlling interests
Fund subsidiaries	17	(75)	(21)
Other subsidiaries		23	19
Depreciation and amortization		530	276
Future income taxes	15	70	92

Net income from continuing operations		157	107
Discontinued operations, net of non-controlling interests	11	83	28

Net income		$240	$135

Net income from continuing operations per common share	22
Basic		$0.39	$0.30
Diluted		$0.38	$0.29

Net income per common share	22
Basic		$0.60	$0.38
Diluted		$0.59	$0.37

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

December 31 (US Millions)	Note	2007	2006

Common shares
Balance, beginning of year		$2,303	$1,066
Shares repurchased		(26)	—
Proceeds from shares issued on exercise of options		5	4
Proceeds from equity offering of 49,500,000 common shares, net of issue costs		—	1,233

Balance, end of year	22	2,282	2,303

Contributed surplus
Balance, beginning of year		2	—
Shares repurchased		(8)	—
Stock-based compensation awards	23	6	2

Balance, end of year		—	2

Retained earnings
Balance, beginning of year		706	747
Net income		240	135
Shareholder distributions
Preferred share dividends – corporate		(3)	(3)
Common share dividends		(216)	(173)
Amount paid in excess of the book value of common shares purchased for cancellation		(69)	—
Cumulative impact of changes in accounting policies, net of taxes of $1 million	2	1	—

Balance, end of year		659	706

Accumulated other comprehensive income
Balance, beginning of year		56	85
Transition adjustment on adoption of financial instruments standards	2	(4)	—
Other comprehensive income (loss) for the year		40	(29)

Balance, end of year		92	56

Total retained earnings and accumulated other comprehensive income		751	762

Total common equity		$3,033	$3,067

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

December 31 (US Millions)	Note	2007	2006

Net income		$240	$135

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries	2	181	(10)
Losses arising from hedges of net investments in subsidiaries, net of taxes of $39 million (2006 - $3 million)		(122)	(19)
Net losses on derivatives designated as cash flow hedges, net of taxes of $7 million (2006 – nil)		(20)	—
Reclassification to earnings of losses, net of taxes of $1 million (2006 – nil)		1	—

Total other comprehensive income (loss)		40	(29)

Comprehensive income		$280	$106

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2007	2006

Operating activities
Net income		$240	$135
Depreciation and amortization		533	284
Future income taxes		104	107
Debt defeasance cost		27	—
Property disposition gains		(144)	(44)
Amortization of value of acquired operating leases to rental revenue, net		(137)	(44)
Straight-line rent, net		(47)	(17)
Stock option and deferred share unit grant expense		3	9
Non-controlling interests – fund and other subsidiaries		(19)	—
Non-cash component of capital securities – fund subsidiaries		(82)	(23)
Income from equity-accounting investments		(4)	(4)
Distributions received from equity-accounted investments		3	9
Deferred leasing costs		(41)	(27)
Increase in land and housing inventory and related working capital		(355)	(258)
Working capital and other		(94)	(61)

		(13)	66

Financing activities and capital distributions
Commercial property debt arranged		1,776	518
Commercial property debt repaid		(1,513)	(248)
Corporate credit facilities arranged		837	1,086
Corporate credit facilities repaid		(734)	(1,110)
Capital securities arranged – fund subsidiaries		—	764
Non-controlling interest contributions arranged – fund subsidiaries		9	278
Acquisition financing arranged		130	3,702
Land development debt arranged		271	96
Land development debt repaid		(52)	(18)
Distributions to non-controlling interests		(19)	(12)
Common shares issued		5	1,233
Common shares repurchased		(105)	—
Preferred share dividends		(3)	(3)
Common share dividends		(216)	(173)

		386	6,113

Investing activities
Marketable securities		—	58
Loans receivable		40	(24)
Loans receivable – affiliate	27	(200)	—
Acquisition of Trizec, net of cash and cash equivalents acquired	4, 27	—	(5,341)
Acquisitions of commercial properties, net	27	(307)	(569)
Proceeds from sale of commercial properties, net	27	224	82
Restricted cash and deposits		365	(102)
Commercial development and redevelopment investments		(313)	(79)
Commercial property tenant improvements		(107)	(55)
Capital expenditures		(49)	(25)

		(347)	(6,055)

Increase in cash resources		26	124
Opening cash and cash equivalents		188	64

Closing cash and cash equivalents		$214	$188

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“Brookfield Properties” or “the company”) are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(ii)	the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures; and

(iii)	the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “US Office Fund”) and the accounts of the US Office Funds’ incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures.
The company’s ownership interests in operating entities which are not wholly owned, other than property-level joint ventures, are as follows:
(i)	Brookfield Financial Properties: The company owns a 99.4% limited partnership interest and a 100% managing general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties.

(iii)	US Office Fund: The company owns an indirect 45% economic interest in the US Office Fund through its 100% equity interest in BPOP (Canada) Inc., which in turn holds 38% of the common equity in TRZ Holdings II (formerly Trizec Properties Inc.), and its 6% equity interest in Brookfield Properties Office Partners, Inc., which holds a 35% interest in the legal equity of TRZ Holdings LLC.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its appraised value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. Depreciation on buildings and tenant improvements is recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

The unamortized balance of above- and below- market leases, lease origination costs and tenant relationships is included in intangible assets or intangible liabilities as appropriate.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Leasing costs, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. The unamortized balance is included in commercial properties.

(ii)	Commercial developments

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Discontinued operations

Properties that qualify as “held for sale” pursuant to the criteria of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items related to any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest, certain general and administrative costs, and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development and initial leasing period is treated as a reduction of costs.
(e) Tenant improvements
The company’s lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by the company pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the company, then the improvements are accounted for as an addition to commercial property and depreciated on a straight-line basis over their estimated useful life. If the company determines that it is not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.
(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the company is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The company considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue

Through the operations of the U.S. Office Fund and the Canadian Office Fund, the company is entitled to management fees and performance fees. The company recognizes performance fees in revenue when the amount receivable from its fund partners is finalized at the end of a contractually specified term. The company has not recognized any performance fees to date.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.
(i) Reporting currency and foreign currency translation
The consolidated financial statements are presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. The company’s operations in Canada are primarily self-sustaining in nature and, as such, are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income as foreign currency translation gains or losses. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of the net investments in these subsidiaries are also reported in other comprehensive income, net of related future income taxes.
Foreign currency denominated monetary assets and liabilities of the company and its integrated subsidiaries are translated at the rate of exchange prevailing at period-end and any resulting translation gains or losses are included in net income. Related revenues and expenses are translated at average rates during the period.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.
(j) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and net realizable values, the allocation of purchase prices to components of commercial properties and businesses acquired, the useful lives for depreciation and amortization, the company’s ability to utilize tax losses and the rates at which those losses will be realized, the effectiveness of hedges and the fair value of financial instruments for disclosure purposes.
(k) Derivative financial instruments
The company and its consolidated subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in Other Comprehensive Income (“OCI”) while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to net income in the periods when the variability in the cashflows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested DSUs are recorded in general and administrative together with the corresponding compensation expense. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.
(l) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less which are classified as held-for-trading in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.”
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee of the CICA issued Abstract No. 163, “Determining the Variability to be Considered in Applying Acg-15” (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate Variable Interest Entities (“VIEs”). EIC 163 became effective for the company on April 1, 2007, however, the impact was not material to its consolidated financial position or results of operations.
Accounting Changes
Effective January 1, 2007, the company adopted CICA Handbook Section 1506, “Accounting Changes.” The new standard sets out the conditions that must be met for a change in accounting policy to be applied in accordance with GAAP, specifies how such changes should be applied and requires disclosure of the impact of changes in accounting policies. The standard also specifies that changes in accounting estimate be recognized prospectively in net income and requires disclosure of the impact of a change in estimate on the current and future periods. The adoption of this standard has resulted in additional disclosures being included in the company’s financial statements.
Financial Instruments
On January 1, 2007, the company adopted five new accounting standards that were issued by the CICA, as described below, together with consequential amendments to related standards. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation adjustment, the company adopted these standards retrospectively without restatement; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of comprehensive income, which consists of net income and OCI. Major components of OCI include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a consolidated statement of comprehensive income has been included in the company’s consolidated financial statements and a continuity of AOCI, which includes other comprehensive income for the year ended December 31, 2007, has been included in the consolidated statement of changes in common equity. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of AOCI for all periods presented.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets and financial liabilities including financial and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. The company includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available-for-sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cashflow hedge relationships. The company performed a search for embedded derivatives in contracts entered since January 1, 2001.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. For the company’s accounting policy on hedge accounting, refer to Note 1(k) of these consolidated financial statements.
(iv) Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3861
CICA Handbook Section 3861 sets out presentation and disclosure requirements for financial instruments. The standard replaces CICA Handbook Section 3860, “Financial Instruments – Presentation and Disclosure.” Section 3861 carries forward the presentation and disclosure requirements of Section 3860 and includes some incremental disclosure requirements relating to the new financial instruments standards.
(v) Equity, CICA Handbook Section 3251
CICA Handbook Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this section are in addition to those noted above, in Section 1530. This standard requires the disclosure of both the changes in equity during the periods presented and the components of equity as at the end of the periods presented. As a result of adopting this standard, AOCI has been presented as a separate component of common equity.
Impact of adopting sections 1530, 3855 and 3865
The company presents financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million.
The company presents financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. On adoption of the new financial instruments standards, all of the company’s non-derivative financial liabilities were classified as other liabilities under Section 3855. The company did not identify any embedded derivatives with a material impact on the financial statements.
In accordance with the transition provisions of the aforementioned standards, the company has recorded the following transition adjustments in its consolidated financial statements:
(i) a reduction of $1 million, net of taxes of $1 million, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges;
(ii) recognition in AOCI of $4 million, net of taxes of $2 million, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of self-sustaining subsidiaries from cumulative translation adjustment to AOCI; and
(iv) reclassified $43 million of transaction costs from receivables and other to commercial property debt.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). EIC-166 addresses the accounting policy choice provided by CICA Handbook Section 3855 with regard to expensing transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading, or including such costs in the carrying amount of the related financial instrument. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 was effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” The impact of adopting this guidance was not material to the company’s consolidated financial position and results of operations.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for the company’s first quarter of 2008.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for the company’s first quarter of 2008.
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs.” Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The company is currently evaluating the impact of Section 3064 on its financial statements.
NOTE 4: BUSINESS ACQUISITIONS
Trizec Acquisition
During the fourth quarter of 2006, the company completed the acquisition of a 45% economic interest in Trizec Properties Inc. and Trizec Canada (collectively, “Trizec”). At the time of acquisition, our interest in the Trizec portfolio consisted of 58 office properties totaling 29 million square feet and five development sites totaling 4.1 million square feet in New York, Washington, D.C., Houston and Los Angeles. These markets are consistent with the company’s strategy to invest in cities with strong financial services, government and energy sector tenants.
The company’s interest in the Trizec portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”) to acquire Trizec. The company has determined that TRZ Holdings LLC is a VIE based on the characteristics of its equity. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
The following is a summary of the amounts assigned to each major class of asset and liability of Trizec:

(Millions)

Commercial and development properties	$7,541
Cash and cash equivalents	325
Restricted cash	88
Accounts receivable and other assets	62
Intangible assets(1)	785
Accounts payable and other liabilities assumed	(214)
Intangible liabilities(1)	(816)
Future income tax liabilities	(182)
Non-controlling interests assumed	(4)
Preferred shares assumed	(65)
Commercial property debt assumed	(1,854)

Total purchase price	$5,666

(1)	All intangibles are subject to amortization
The purchase price was preliminarily allocated based on estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, pending the completion of an independent appraisal relating to certain of the lease origination costs included in intangible assets, which the company completed in the second quarter of 2007. The final allocation was not materially different from the preliminary allocation.

The total purchase price was financed as follows:

(Millions)

Investment by Fund partners and joint venture partner	$1,042
Acquisition financing	3,702
Brookfield Properties’ equity investment	857
Cash on hand utilized	167
Excess funding for working capital	(102)

Total purchase price	$5,666

The earnings from the company’s interest in Trizec are included in the consolidated statement of income commencing October 5, 2006.
Following the acquisition of Trizec on October 5, 2006, the company developed a plan to restructure and integrate the operations of Trizec with its consolidated subsidiaries. As at December 31, 2007, the integration was fully complete. The restructuring costs are mainly composed of severance, retention, and consulting and integration costs. The majority of these costs were accrued on the acquisition and a portion has been expensed as incurred.
The following details the amounts of the restructuring costs during 2007 and 2006:

	Accrued on	Expensed as incurred
(Millions)	acquisition	2007	2006	Total

Severance costs	$31	$4	$2	$37
Retention costs	7	3	9	19
Consulting and integration	—	6	4	10

Total	$38	$13	$15	$66

All of the amounts accrued on acquisition were settled in 2006 and the costs expensed in 2007 and 2006 are included in transaction costs – other. The company does not expect to incur any further restructuring costs related to Trizec.
Subsequent to the finalization of the purchase price allocation, the company realized a net benefit of $14 million related to the settlement of pre-acquisition tax contingencies on a basis more favorable than was estimated. This benefit is reflected in the consolidated statement of income as a reduction to future income taxes.
NOTE 5: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2007	2006

Commercial properties
Land	$2,828	$2,769
Building and improvements	14,253	13,332

Total commercial properties	17,081	16,101
Less: Accumulated depreciation	(1,192)	(814)

Total	$15,889	$15,287

(a)	Commercial properties, carried at a net book value of approximately $3,392 million (2006 - $3,218 million), are situated on land held under leases or other agreements largely expiring after the year 2065. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $3,256 million in total on an undiscounted basis.

(b)	Depreciation and amortization on commercial properties for the year ended December 31, 2007 was $378 million (2006 — $107 million).

(c)	The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2007	2006

Assets	$3,931	$4,608
Liabilities	2,038	2,652
Revenues	673	581
Expenses	378	351
Net income(1)	264	146
Cashflow from operating activities	276	175
Cashflow used in financing activities	(167)	(92)
Cashflow used in investing activities	109	(19)

(1)	Future income taxes are not reflected here as they are recorded at the corporate level
NOTE 6: COMMERCIAL DEVELOPMENTS
During 2007, the company capitalized a total of $313 million (2006 — $79 million) of costs related to commercial developments. Included in this amount is $259 million (2006 — $55 million) of construction and related costs and $54 million (2006 — $24 million) of interest capitalized to the company’s commercial development sites. Included in capitalized construction and related costs is $5 million of general and administrative expenses related to commercial developments (2006 — $3 million).
NOTE 7: RESIDENTIAL DEVELOPMENTS
Residential developments are composed of the following:

(Millions)	2007	2006

Land under development	$431	$249
Housing inventory	85	58
Land held for development	712	399

Total	$1,228	$706

As at December 31, 2007, the company had capitalized a total of $30 million (2006 — $13 million) of interest related to residential developments and recovered $25 million of interest during 2007 (2006 — $16 million) through the sale of properties.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2007 is $8 million (2006 — $1 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
NOTE 8: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2007	2006

Accounts receivables	$154	$133
Straight-line rent and free rent receivables	378	299
Real estate mortgages	63	86
Residential receivables and other assets	292	245
Prepaid expenses and other assets	169	211

Total	$1,056	$974

Financial assets in receivables and other are classified as loans and receivables under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and measured at amortized cost.
The fair value of real estate mortgages are determined by reference to current market rates for receivables with similar terms. At December 31, 2007, the fair value of mortgages receivable exceeded their book value by $4 million (2006 — $2 million). Residential receivables are generally short-term loans of a trade nature. The carrying value of accounts receivable and residential receivables approximates fair value due to their short-term nature.
Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.
Because the company invests in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to the company. The company attempts to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, in the majority of cases, the company retains title to the lots that are sold until the receivable balance is collected. In the remaining cases, exposure to credit risk is managed by securing the lots that are sold, which can ultimately be taken back if receivables are not paid.
NOTE 9: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	2007	2006

Intangible assets
Lease origination costs	$377	$321
Tenant relationships	501	515
Above-market leases and below-market ground leases	82	79

	960	915

Less accumulated amortization
Lease origination costs	(124)	(45)
Tenant relationships	(62)	(13)
Above-market leases and below-market ground leases	(15)	(4)

Total net	$759	$853

NOTE 10: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is nil (2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $241 million mortgage on One Liberty Plaza that matured in December 2007.
Restricted cash and deposits are classified as held-for-trading under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” Due to their short-term nature, carrying values approximate fair value.
NOTE 11: DISCONTINUED OPERATIONS
During the fourth quarter of 2007, the company made a decision to sell its 25% interest in Acres House in Niagara Falls. In addition, the company sold its 25% interest in Gulf Canada Square in Calgary resulting in a gain of $27 million.
During the third quarter of 2007, the company sold its 25% interest in both 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto. As a result of these sales, the company recognized a gain of $7 million.
During the second quarter of 2007, the company sold a portion of Waterview, a development site in Washington, D.C. as well as its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million. Subsequent to the second quarter of 2007, the company recognized an additional $2 million gain related to the sale of Waterview due to residual payments of $1 million received and the completion of certain development obligations for which $1 million of proceeds had been deferred.
During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. These properties were classified as discontinued operations at December 31, 2006. The company recognized a gain of $47 million on the sale of these properties.
During the second quarter of 2006, the company sold its 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million.
During the first quarter of 2006, the company sold its 100% interest in the World Trade Center Denver and recognized a gain of $30 million.
Including gains, income attributable to discontinued operations was $83 million during 2007 (2006 — $28 million).

The following table summarizes the income and gains from discontinued operations:

(Millions)	2007	2006

Revenue	$17	$31
Operating expenses	(6)	(17)

	11	14
Interest expense	(2)	(5)
Depreciation and amortization	(3)	(8)

Income from discontinued operations prior to gains, non-controlling interests and taxes	6	1
Gain on sale of discontinued operations	144	44
Non-controlling interests	(33)	(2)
Future income taxes	(34)	(15)

Income and gains from discontinued operations	$83	$28

Income and gains from discontinued operations per share – basic and diluted(1)	$0.21	$0.08

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 12: COMMERCIAL PROPERTY DEBT
Commercial property debt is classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and measured at amortized cost.
The weighted average interest rate at December 31, 2007 was 6.65% (December 31, 2006 — 6.8%).
Commercial property debt includes $1,509 million (2006 — $1,233 million) repayable in Canadian dollars of C$1,507 million (2006 — C$1,443 million), all of which is payable by self-sustaining foreign subsidiaries. To mitigate foreign currency risk, the company hedges its net investments in self-sustaining foreign subsidiaries and attempts to match foreign currency denominated monetary assets and liabilities of integrated subsidiaries.
Included in total commercial property debt is $17 million (2006 — $24 million) of premiums related to mortgages assumed upon acquisition. This amount is amortized over the remaining term of the debt as an adjustment to interest expense under the effective interest method.
During the third quarter of 2007, the company de-recognized commercial property debt of $397 million pursuant to a debt defeasance arrangement. In connection with the defeasance, the company transferred securities with a value of $420 million to an entity established to assume the debt. The company recognized a loss on debt defeasance of $27 million.
The fair value of commercial property debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2007, the book value of commercial property debt exceeds the fair value of these obligations by $54 million (2006 — fair value exceeded book value by $98 million).
The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. Approximately 61% of the company’s outstanding debt at December 31, 2007 is fixed rate debt (December 31, 2006 – 57%). These investment grade financings are typically structured on a loan-to-appraised value basis of up to 70%. The company currently has a level of indebtedness of 65% of gross book value. This level of indebtedness is considered by the company to be conservative and, based on this, the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.
The effect of a 25 basis point increase in interest rates on interest expense relating to our floating rate debt, all else being equal, is an increase in interest expense of $7 million (net of non-controlling interests) or approximately $0.02 per share, consistent with the prior year.
In addition, the company attempts to stagger the maturities of its mortgage portfolio evenly over a 10-year horizon as a means of managing interest rate risk. The company has an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to the company, or on any terms at all. The company’s strategy to stagger its mortgage portfolio maturities attempts to mitigate the company’s exposure to excessive amounts of debt maturing in any one year.

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total	Dec. 31, 2007

2008	$154	$1,078	$1,232	6.36%
2009	177	482	659	6.29%
2010	193	18	211	6.55%
2011(1)	199	4,486	4,685	7.01%
2012	207	212	419	6.52%
2013 and thereafter	660	4,259	4,919	6.17%

Total commercial property debt	$1,590	$10,535	$12,125	6.65%

(1)	Corporate mezzanine debt of $3,093 million within the U.S. Office Fund matures in 2011
NOTE 13: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2007	2006

Accounts payable and accrued liabilities	$613	$503
Straight-line rent payable	59	46
Residential payables and accrued liabilities	184	138
Land development debt	501	236

Total	$1,357	$923

Financial liabilities in accounts payable and other liabilities are classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and carried at amortized cost except for derivative contracts that are carried at fair value of $35 million (2006 – nil).
Land development debt of $501 million (2006 — $236 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2007 was 6.17% (2006 – 6.2%).
Advances totaling $180 million are due by the end of 2008, with the remaining balances due prior to 2013 as follows:

	Weighted Average
	Interest Rate at	Principal Repayments					2013	2007	2006
(Millions)	Dec. 31, 2007	2008	2009	2010	2011	2012	& Beyond	Total	Total

Land development debt	6.17%	$180	$307	$5	$8	$1	$—	$501	$236

The composition of land development debt is mainly floating rate debt. As at December 31, 2007 and 2006, the fair value of land development debt approximates the book value of these obligations. The carrying values of accounts payable and residential payables, and the related accrued liabilities, also approximate their fair values due to their short term nature.
NOTE 14: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	2007	2006

Intangible liabilities
Below-market leases	$971	$902
Above-market ground lease obligations	58	70

	1,029	972

Less accumulated amortization
Below-market leases	(189)	(46)
Above-market ground lease obligations	(6)	(7)

Total net	$834	$919

NOTE 15: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	2007	2006

Future income tax liabilities related to difference in tax and book basis, net	$(944)	$(935)
Future income tax assets related to non-capital losses and capital losses	344	351

Total net	$(600)	$(584)

The company and its Canadian subsidiaries have future income tax assets of $117 million (2006 - $117 million) that relate to non-capital losses which expire over the next 20 years and $106 million (2006 — $101 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $121 million (2006 — $133 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $395 million (2006 — $341 million) which also expire over the next 10 years.
As at December 31, 2007, the company had the following net operating loss carryforwards which are scheduled to expire in the following years:

(Millions)	Canada	United States	Total

2008	$22	$—	$22
2009	10	—	10
2010	64	180	244
2011 – 2015	86	208	294
2016 – 2020	7	40	47
2021 and beyond	350	3	353

Total	$539	$431	$970

The components of income tax expense are as follows:

(Millions)	2007	2006

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2006 – 35%)	$70	$68
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	18	16
Lower income tax rates in other jurisdictions	(23)	(8)
Change in tax rate applicable to temporary differences	(75)	—
Non-controlling interests in income tax expense	—	(2)
Foreign exchange gains and losses	43	(12)
Change in future Canadian tax rates	17	16
Other	20	14

Total net	$70	$92

The $75 million change in tax rate applicable to temporary differences relates to the revaluation of the future tax liability associated with the U.S. Office Fund. Included in other is the derecognition of a $7 million (2006 – nil) future tax benefit related to loss carryforwards that were previously recognized.
NOTE 16: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2007(2)	2006

Class AAA Series E(1)	8,000,000	8,000,000	70% of bank prime	$—	$171
Class AAA Series F	8,000,000	8,000,000	6.00%	199	171
Class AAA Series G	6,000,000	4,400,000	5.25%	109	110
Class AAA Series H	8,000,000	8,000,000	5.75%	199	171
Class AAA Series I	8,000,000	8,000,000	5.20%	199	171
Class AAA Series J	8,000,000	8,000,000	5.00%	198	171
Class AAA Series K	6,000,000	6,000,000	5.20%	149	128

Total				$1,053	$1,093

(1)	Balance has been offset with a promissory note – refer to Note 27(d) for further details

(2)	Includes transaction costs of $7 million at December 31, 2007 which are amortized to interest expense over the life of the securities
Capital securities – corporate are classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and are measured at amortized cost.
Capital securities – corporate includes $944 million (2006 – $983 million) repayable in Canadian dollars of C$950 million (2006 – $1,050 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
Interest expense on capital securities – corporate is comprised as follows:

(Millions)	2007	2006

Series E(1)	$4	$7
Series’ F through K	57	52

Total net	$61	$59

(1)	Owned by Brookfield Asset Management Inc. – refer to Note 27(d)
NOTE 17: U.S. OFFICE FUND
The company consolidates the U.S. Office Fund (refer to Note 4). Third party interests in the U.S. Office Fund are as follows:

(Millions)	2007	2006

Capital securities – fund subsidiaries
Debt securities	$257	$257
Redeemable equity interests	505	553

	762	810
Non-controlling interests – fund subsidiaries	193	259

Total	$955	$1,069

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests include $440 million representing the equity interest in the U.S. Office Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities – fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

(Millions)	2007	2006

Interest on debt securities	$26	$7
Interest on redeemable equity interests	29	2

	55	9
Non-cash component(1)	(82)	(21)

Total interest expense – capital securities – fund subsidiaries	$(27)	$(12)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

(Millions)	2007	2006

Non-controlling interests	$60	$3
Non-cash component(1)	(109)	(24)

Non-controlling interests – fund subsidiaries	$(49)	$(21)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Non-controlling interests – fund subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2007	2006

Non-controlling interests – fund subsidiaries – continuing operations	$(75)	$(21)
Non-controlling interests – fund subsidiaries – discontinued operations	26	—

Total non-controlling interests – fund subsidiaries	$(49)	$(21)

NOTE 18: TRANSACTION COSTS – OTHER
During the year, the company wrote off $4 million of transaction costs related to a financing plan that the company elected not to implement.
The remainder of the balance of transaction costs – other consists of Trizec restructuring costs (Refer to Note 4).
NOTE 19: NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others' Equity Ownership	2007	2006

Common shares of BPO Properties(1)	11.0%	$73	$55
Limited partnership units of Brookfield Financial Properties	0.6%	13	12

Total		$86	$67

(1)	Canadian dollar denominated

NOTE 20: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $382 million (2006 — $326 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2007	2006

BPO Properties	1,805,489	Series G	70% of bank prime	$45	$39
	3,816,527	Series J	70% of bank prime	96	82
	300	Series K	30-day BA + 0.4%	150	127
	2,847,711	Series M	70% of bank prime	71	61
	800,000	Series N	30-day BA + 0.4%	20	17

Total				$382	$326

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 21: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2007	2006

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 22: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. During the years 2007 and 2006, common shares issued and outstanding changed as follows:

	2007	2006(1)

Common shares outstanding, beginning of year	396,868,457	346,814,438
Addition of shares as a result of exercise of options	450,871	554,019
Addition of shares as a result of equity offering	—	49,500,000
Deduction of shares repurchased for cancellation	(4,513,720)	—

Common shares outstanding, end of year	392,805,608	396,868,457

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007

The maximum number of shares reserved for issuance under the company’s Share Option Plan is 13,500,000 (2006 — 13,500,000 on a post-split basis).
During 2007, the exercise of options issued under the company’s share option plan generated cash proceeds of $5 million (2006 — $4 million).
In the fourth quarter of 2006, the company issued 49.5 million common shares generating proceeds of $1.25 billion.
(b) Accumulated other comprehensive income
As of December 31, 2007, accumulated other comprehensive income consists of the following amounts:

	Balance as at Dec. 31
(Millions)	2007	2006

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes	$115	$56
Losses on derivatives designated as cash flow hedges(1), net of taxes	(23)	—

Accumulated other comprehensive income	$92	$56

(1)	Includes losses of $1 million which will be reclassified to interest expense over the next 12 months
(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2007	2006 (1)

Net income from continuing operations	$157	$107
Preferred share dividends	(3)	(3)

Net income from continuing operations available to common shareholders	$154	$104

Net income	$240	$135
Preferred share dividends	(3)	(3)

Net income available to common shareholders	$237	$132

Weighted average shares outstanding — basic	395.9	348.6
Unexercised dilutive options	3.3	4.4

Weighted average shares outstanding — diluted	399.2	353.0

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 23: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During 2007, the company granted 1,528,407 stock options (2006 — 884,836), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $31.21 per share (2006 - $20.17 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 19% volatility (2006 — 13%), a weighted average dividend yield of 1.6% (2006 — 2.4%) and a risk free interest rate of 4.8% (2006 — 4.2%). The resulting fair value of $12 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2007 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1998	2008	384,374	$3.87
1999	2009	29,300	3.03
2000	2010	410,487	3.33
2001	2011	756,686	6.12
2002	2012	1,068,924	6.99
2003	2013	909,678	7.67
2004	2014	1,456,944	12.21
2005	2015	873,602	14.58
2006	2016	818,058	18.10
2007	2017	1,513,044	19.45

Total		8,221,097	$11.77

The change in the number of options, on a post-split basis, during 2007 and 2006 is as follows:

	2007		2006
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	7,179,459	$11.63	6,962,943	$10.47
Granted	1,528,407	31.21	884,836	20.17
Exercised	(450,871)	(11.90)	(554,019)	(9.61)
Cancelled	(35,898)	(17.56)	(114,301)	(15.29)

Outstanding, end of year	8,221,097	$11.77	7,179,459	$11.63

Exercisable at end of year	4,546,631	$8.02	4,994,898	$9.77

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At December 31, 2007, the company had a total of 982,381 deferred share units outstanding (2006 — 979,172) of which 949,206 were vested (2006 — 941,150).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2007 was $3 million (2006 — $9 million).
NOTE 24: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2007	2006

Revenue from commercial property operations	$2,168	$1,407
Revenue from residential development operations	700	460

	2,868	1,867
Interest and other income	44	44

Total	$2,912	$1,911

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

(Millions)	2007	2006

Revenue	$2,168	$1,407
Property operating costs	(866)	(571)

Commercial property net operating income	$1,302	$836

Following the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, revenue from commercial property operations includes nil of business interruption insurance claims as a result of loss of revenue for the year ended December 31, 2007 (December 31, 2006 — $2 million).
Revenue earned from operating leases for the year ended December 31, 2007 was $2,128 million (2006 — $1,378 million). Included in revenue is net amortization of above- and below-market leases amounting to $137 million (2006 — $44 million).
For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 12% of total U.S. revenues (2006 — 20%). For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 1% of total Canadian revenues (2006 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 7% of total revenue for the year ended December 31, 2007 (2006 — 11%).
For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 12% of total U.S. commercial property revenues (2006 — 21%). For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 2% of total Canadian commercial property revenues (2006 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% of total commercial property revenue for the year ended December 31, 2007 (2006 — 15%).
Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2008	2009	2010	2011	2012

Rental revenue	$1,357	$1,320	$1,257	$1,148	$1,067

(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2007	2006

Revenue	$700	$460
Expenses	(463)	(316)

Residential development net operating income	$237	$144

NOTE 25: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheets and statements of income, changes in common equity and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2007 under US GAAP would result in net income under US GAAP of $383 million (2006 — $138 million).
The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

(Millions, except per share information)		2007	2006

Net income as reported under Canadian GAAP		$240	$135
Adjustments:
Decreased commercial property income	(i)	(12)	(17)
Decreased commercial property depreciation	(ii)	8	7
Increased (decreased) commercial property income, lease termination income and property disposition gains	(iii)	(8)	3
Foreign exchange and dividends on convertible preferred shares	(iv)	200	44
Decreased residential development income	(v)	(52)	(31)
Decreased (increased) deferred income taxes	(vi)	7	(3)

Net income under US GAAP		$383	$138
Preferred share dividends and change in redemption value of redeemable preferred shares		(97)	(55)

Net income available to common shareholders under US GAAP		$286	$83

Net income per share under US GAAP
Basic		$0.71	$0.23
Diluted		$0.71	$0.23

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $12 million (2006 — $17 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $8 million for 2007 (2006 — $7 million).
(iii) Increased (decreased) commercial property income, lease termination income and property disposition gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii), which results in differences in property disposition gains. Further, termination of a previously-existing lease at One World Financial Center in New York in 2004 resulted in additional lease termination income under US GAAP whereas under Canadian GAAP this amount is amortized into income over the remaining term of the lease. The net impact of these amounts would be a decrease in commercial property income, lease termination income and property disposition gains of $8 million (2006 — increase of $3 million).
(iv) Foreign exchange and dividends on convertible preferred shares
Pursuant to CICA Handbook Section 3861, “Financial Instruments — Presentation and Disclosure,” certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common equity are classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under US GAAP, they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates, except for Class AAA Series E which are treated as redeemable equity interests and measured at redemption value. The net impact would be an increase in income of $200 million (2006 — $44 million).
The Class AAA preferred shares contain a beneficial conversion feature in favor of the holder (refer to Note 16 for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current year was $4 million. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted EPS for US GAAP in the same way that dividends on the preferred shares do.
(v) Decreased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, residential development income would decrease by $52 million for US GAAP purposes (2006 — $31 million).
(vi) Decreased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2007, a decrease of deferred income tax expense of $7 million (2006 — increase of $3 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the current year from this difference (2006 — nil).
The company settled tax contingencies assumed in connection with the Trizec acquisition for amounts less than those assigned in the allocation of the purchase price. This resulted in recognition of a gain in Canadian GAAP. Under U.S. GAAP, the purchase price allocation is adjusted for the difference between the value assigned to the tax contingency on acquisition and the settlement value. As a result, US GAAP net income is reduced by $6 million.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the maximum benefits that have a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.
The company adopted the provisions of FIN 48 on January 1, 2007. There was no cumulative effect adjustment to retained earnings related to the adoption of FIN 48.
(b) Comprehensive income
Under US GAAP, the FASB issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year other than transactions with shareholders, which includes the change in the company’s cumulative translation adjustment and the results of its cashflow hedging activities that are reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using US GAAP amounts is as follows:

(Millions)	2007	2006

Net income under US GAAP	$383	$138
Other comprehensive income on change in foreign currency translation adjustment under US GAAP, net of related hedges	24	(17)
Other comprehensive income arising from cashflow hedging activities under US GAAP	(19)	—

Comprehensive income using US GAAP amounts	$388	$121

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2007 and 2006 would result in the following balance sheet presentation under US GAAP:

December 31 (Millions)		2007	2006

Assets
Commercial properties	(i)	$15,464	$14,892
Commercial developments		1,172	735
Residential developments	(ii)	1,317	753
Receivables and other	(iii), (iv)	1,053	914
Intangible assets		759	853
Restricted cash and deposits		151	507
Marketable securities		—	—
Cash and cash equivalents		214	188
Assets held for sale		4	64

Total assets under US GAAP		20,134	18,906

Liabilities
Commercial property debt	(iv)	12,168	11,185
Accounts payable and other liabilities	(v)	1,330	893
Intangible liabilities		834	919
Deferred tax liabilities	(vi)	384	488
Liabilities related to assets held for sale		3	36
Capital securities — corporate	(vii)	—	—
Capital securities — fund subsidiaries		257	257
Minority interests — fund subsidiaries	(ix)	184	259
Minority interests — other subsidiaries	(x)	90	72
Redeemable equity interests	(viii)	705	724
Preferred equity — subsidiaries		382	326
Shareholders’ equity
Preferred equity — corporate	(xi)	855	855
Common equity	(xii)	2,942	2,892

Total liabilities and shareholders’ equity under US GAAP		$20,134	$18,906

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 25(a)(ii). At December 31, 2007, this would result in a cumulative adjustment of $425 million (2006 — $395 million). The second difference relates to the method of accounting for joint ventures. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, the U.S. Securities and Exchange Commission regulations do not require adjustment to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	2007	2006

Commercial properties under Canadian GAAP	$15,889	$15,287
Additional accumulated depreciation under US GAAP	(425)	(395)

Commercial properties under US GAAP	$15,464	$14,892

(ii) Residential developments
The impact on residential developments related to differences described in Note 25(a)(v) is as follows:

(Millions)	2007	2006

Residential developments under Canadian GAAP	$1,228	$706
Residential inventory adjustment	89	47

Residential developments under US GAAP	$1,317	$753

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of deferred financing costs included in commercial property debt in Canadian GAAP and the deferral of residential revenue recognition. Refer to Notes 25(a)(i) and 25(a)(iv).

(Millions)	2007	2006

Receivables and other under Canadian GAAP	$1,056	$974
Straight-line rent receivable adjustment	39	55
Deferred financing costs reclassified	43	(10)
Reclass of related party receivable offset against a financial liability under Canadian GAAP	200	—
Residential receivable adjustment	(285)	(105)

Receivables and other under US GAAP	$1,053	$914

(iv) Commercial property debt
Under Canadian GAAP, commercial property debt includes $43 million of deferred financing costs that have been allocated to specific property debt pursuant to CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement.” For US GAAP purposes, the deferred financing costs are reclassified as other assets and increase the balance in receivables and other for US GAAP in the current year.
(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York (refer to Note 25(a)(iii)). The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2007	2006

Accounts payable and other liabilities under Canadian GAAP	$1,357	$923
Tenant inducement	(27)	(30)

Accounts payable and other liabilities under US GAAP	$1,330	$893

(vi) Deferred tax liabilities
Deferred tax liabilities under US GAAP are calculated as follows:

(Millions)	2007	2006

Tax assets related to net operating and capital losses	$(463)	$(459)
Tax liabilities related to differences in tax and book basis	706	820
Valuation allowance	141	127

Deferred tax liabilities under US GAAP	$384	$488

(vii) Capital securities — corporate
Under Canadian GAAP, all of the company’s Class AAA preferred shares are presented as liabilities classified as capital securities — corporate. Under US GAAP, the Class AAA preferred shares are presented as preferred shares except for Class AAA Series E, which is classified as a redeemable equity interest and measured at redemption value. The amounts treated as interest expense for Canadian GAAP are dividends in US GAAP.
(viii) Redeemable equity interests
For US GAAP purposes $505 million of the company’s capital securities — fund subsidiaries are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption capital securities — fund subsidiaries. Also, for US GAAP Class AAA Series E preferred shares of $200 million that are presented as capital securities — corporate in Canadian GAAP, are presented as redeemable equity interests.
(ix) Minority interests — fund subsidiaries
The company realized a gain on settlement of the tax contingencies assumed on acquisition of Trizec. For US GAAP purposes, the settlement is treated as an adjustment of the purchase price allocation and, as a result, the gain is reversed in arriving at US GAAP net income. This results in a reduction to minority interests — fund subsidiaries under US GAAP of $9 million.
(x) Minority interests — other subsidiaries
Minority interests — other subsidiaries includes the effect of adjustments relating non-wholly owned subsidiaries.
(xi) Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption capital securities — corporate under Canadian GAAP in accordance with CICA Handbook Section 3861. Preferred equity — corporate under US GAAP is as follows:

(Millions)	2007	2006

Preferred equity — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity, net of issue costs	810	810

Preferred equity — corporate under US GAAP	$855	$855

(xii) Common equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2007	2006

Common equity under Canadian GAAP	$3,033	$3,067
Adjustment to accumulated depreciation under US GAAP	(402)	(403)
Adjustment to accounts payable and other liabilities under US GAAP	28	30
Adjustment to deferred income tax asset under US GAAP	188	101
Rental revenue adjustments under US GAAP	38	53
Residential revenue adjustment under US GAAP	(144)	(56)
Foreign currency translation adjustments(1)	201	100

Common equity under US GAAP	$2,942	$2,892

(1)	Includes foreign currency effects related to all other US GAAP adjustments
As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2007	2006

Common shares	$2,287	$2,168
Additional paid-in capital	174	242
Accumulated other comprehensive income	2	(22)
Retained earnings	479	504

Common equity under US GAAP	$2,942	$2,892

(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	2007	2006

Cash provided from (used in) the following activities
Operating	$44	$118
Financing	329	6,061
Investing	(347)	(6,055)

Increase (decrease) in cash	$26	$124

(e) Change in accounting policies
(i) FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”
As of January 1, 2007, the company adopted, for purposes of US GAAP, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The adoption of this standard had no impact on the US GAAP financial statements of the company.
(f) Future accounting policy changes
(i) SFAS No. 157, “Fair Value Measurements”
As of January 1, 2009, the company will be required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements” (“SFAS 157”) which provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements.
(ii) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
As of January 1, 2008, the company will be required to adopt, for the purposes of US GAAP, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The company has not elected to apply SFAS 159 to any of its existing financial assets or liabilities.
(iii) SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”
As of January 1, 2008, the company will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The company is currently evaluating the impact of these new statements on its financial statements.
NOTE 26: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
BPO Properties, a subsidiary of the company, currently has guaranteed up to C$90 million of a C$420 million credit facility related to construction financing on Bay Adelaide West Tower in Toronto. The guarantee reduces to C$60 million upon meeting certain leasing thresholds. In addition, as of December 31, 2007, the company has commitments totaling C$256 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2007, these guarantees amounted to $97 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from three to eight years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.
During the year the company has provided guarantees which amounted to $28 million as at December 31, 2007 that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from three to eleven years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 31, 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
Our current property insurance includes coverage for certified acts of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand-alone terrorism insurance which covers non-certified acts. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2008, Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. Coverage for certified acts of terrorism for those buildings that we manage is contained in the applicable terrorism insurance program, for limits of $100 million. Effective January 1, 2007, Chapman and Concordia provide up to $400 million of TRIA coverage in addition to the $100 million mentioned above. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
Third party insurers also provide Brookfield with limits up to $700 million in “Stand Alone” coverage for the entire portfolio.

NOTE 27: OTHER INFORMATION
(a) At December 31, 2007, the company had foreign exchange contracts to sell a notional amount of C$800 million at a weighted average exchange rate of C$1.00 = US$1.01, maturing in March 2008, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2007 resulted in no gain or loss. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$0.99, maturing in March 2008, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2007 resulted in no gain or loss. Fair values of foreign currency forward contracts are determined based on quoted forward rates for equivalent measures.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At December 31, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. In September 2007, the company de-designated hedge relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at December 31, 2007 is nil. The cost of these contracts was $2.3 million. The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term.
In June 2007, the company entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedges a notional $350 million of fixed rate debt issuance at a rate of 5.824%. The fair value of this contract at December 31, 2007 was a loss of $33 million. The swap has been recorded in accounts payable and other liabilities and the effective portion of the change in fair value has been recorded in other comprehensive income. The gain or loss on the interest rate swap will be reclassified to interest expense as the hedged interest payments occur. The ineffective portion of the change in fair value of this hedge recognized in income is nil.
In July 2007, the company entered into a forward-starting interest rate swap to hedge the risk associated with anticipated debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt. The ineffective portion of the change in fair value of this hedge recognized in income is nil.
Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from quoted interest rates.
(c) In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties Corporation common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program (refer to Note 23). The fair value of the total return swap was $2 million at December 31, 2007 and the change in fair value has been recorded in general and administrative expense. The fair value of the total return swap is determined based on quoted equity prices and market interest rates.
(d) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
As at December 31, 2007, the company had approximately $15 million (December 31, 2006 — $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, nil of which is included in the company’s capital securities (2006 — $171 million). The indebtedness consists of floating rate debt included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense, totaled $11 million for the year ended December 31, 2007 compared to $35 million for the same period in 2006, and were recorded at the exchange amount.
(e) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2007 (2006 — $4 million). These amounts have been recorded at the exchange amount.

(f) Supplemental cashflow information

Years ended December 31 (Millions)	2007	2006

Acquisition of Trizec(1)	$—	$(5,666)
Cash and cash equivalents acquired	—	325

Net acquisition of Trizec	$—	$(5,341)

Acquisitions of commercial properties	$(622)	$(667)
Mortgages and other balances assumed on acquisition	315	98

Net acquisitions	$(307)	$(569)

Dispositions of commercial properties	$328	$169
Mortgages assumed by purchasers	(104)	(87)

Net dispositions	$224	$82

Cash taxes paid	$35	$5

Cash interest paid (excluding dividends paid on capital securities)	$761	$452

(1)	Refer to Note 4
(g) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(h) During 2007, interest expense included $21 million relating to transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(i) During 2007, the company recorded income from equity accounted investments of $4 million (2006 — $4 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and $1 million was recorded in interest and other income (2006 — $3 million and $1 million, respectively).
(j) Included in general and administrative expenses is foreign exchange gains of $1 million (2006 — nil).
(k) Included in cash and cash equivalents is $39 million of short-term deposits at December 31, 2007 (December 31, 2006 — $68 million).

NOTE 28: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,498	$13,136	$2,391	$2,151	$—	$—	$15,889	$15,287
Development properties	676	433	496	302	1,228	706	2,400	1,441
Receivables and other	569	516	195	213	292	245	1,056	974
Intangible assets	719	799	40	54	—	—	759	853
Restricted cash and deposits	146	497	2	10	3		151	507
Cash and cash equivalents	134	166	74	21	6	1	214	188
Assets related to discontinued operations	—	—	4	64	—	—	4	64

Total	$15,742	$15,547	$3,202	$2,815	$1,529	$952	$20,473	$19,314

The carrying amounts of properties located in the United States and Canada at December 31, 2007 were $14,445 million and $3,844 million, respectively (2006 — $13,727 million and $3,001 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,713	$994	$455	$413	$700	$460	$2,868	$1,867
Expenses	678	400	188	171	463	316	1,329	887

	1,035	594	267	242	237	144	1,539	980
Interest and other income	18	19	14	16	12	9	44	44

Net operating income from continuing operations	1,053	613	281	258	249	153	1,583	1,024
Interest expense
Commercial property debt	654	370	43	52	—	—	697	422
Capital securities — corporate	9	6	52	53	—	—	61	59
Capital securities — fund subsidiaries	(27)	(12)	—	—	—	—	(27)	(12)
General and administrative	58	34	45	33	—	—	103	67
Transaction costs	40	15	4	—	—	—	44	15
Non-controlling interests
Fund subsidiaries	(75)	(21)	—	—	—	—	(75)	(21)
Other subsidiaries	1	1	22	18	—	—	23	19
Depreciation and amortization	466	202	64	74	—	—	530	276

Income before unallocated costs	(73)	18	51	28	249	153	227	199
Future income taxes							70	92

Net income from continuing operations							$157	$107
Discontinued operations	15	18	68	10	—	—	83	28

Net income							$240	$135

Acquisition of Trizec, net	$—	$5,341	$—	$—	$—	$—	$—	$5,341
Acquisitions of commercial properties, net	307	420	—	149	—	—	307	569
Dispositions of commercial properties, net	(89)	(61)	(135)	(21)	—	—	(224)	(82)
Commercial property tenant improvements	100	47	7	8	—	—	107	55
Development and redevelopment	179	29	134	50	—	—	313	79
Capital expenditures	32	12	17	13	—	—	49	25

Total revenues earned in the United States and Canada for the year ended December 31, 2007 were $1,751 million and $1,161 million, respectively (2006 — $1,015 million and $896 million, respectively).

Selected Financial Information

December 31 (US Millions, except for share information)	2007	2006	2005	2004	2003

Financial results(1)
Commercial property net operating income(2)	$1,302	$836	$691	$683	$586
Funds from operations	629	443	435	403	343
Net income	240	135	164	138	232
Total assets	20,473	19,314	9,513	8,800	8,382
Shareholders’ equity	3,078	3,112	1,943	1,992	1,938

Per diluted common share(1)
Common shares outstanding	392.8	396.9	346.8	350.1	351.5
Fully diluted shares outstanding	401.1	404.0	353.9	357.2	359.1
Funds from operations and gains	1.81	1.38	1.23	1.30	1.23
Funds from operations excluding lease termination income and gains	1.57	1.25	1.23	1.13	0.95
Net income	0.59	0.37	0.46	0.39	0.64
Dividends paid	0.55	0.51	0.43	0.28	0.23	(3)
Shareholders’ equity — book value	7.95	7.51	5.57	5.61	5.41
Common share price at year end	19.25	26.22	19.61	16.62	12.75

Operating data—Commercial properties
Number of commercial properties	109	116	66	40	42
Leasable area (millions of sq. ft.)	64	76	48	38	38
Effective interest (millions of sq. ft.)	59	58	29	30	30
Average occupancy (%)	95.6	95.1	94.6	92.7	94.1

(1) Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation
(2) Includes net operating income from discontinued operations
(3) Excludes the distribution of Brookfield Homes Corporation

Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and acknowledged leaders in the area. During 2007, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The company expenses stock option grants on its income statement

•	The positions of CEO and Chairman are separated and a lead independent director has been designated

•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually

•	Independent directors routinely meet without the CEO or management present

•	The audit committee and the governance and nominating committee are comprised solely of independent directors
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange (“NYSE”) rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and we have filed with the NYSE the most recent Annual CEO Certification as required by section 33A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for its human resources and compensation committee. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board endeavors to maintain a watchful eye on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee

Paul D. McFarlane, Chair	Allan S. Olson*, Chair	J. Bruce Flatt, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	Linda D. Rabbitt
Robert L. Stelzl

*	Lead independent director